EXHIBIT 99.1

Addex Shareholders Approve All Resolutions at Annual General Meeting

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, July 1, 2024 - Addex Therapeutics (SIX: ADXN and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, announced today that its shareholders approved, with a large majority, all proposals of the board of directors in its 2024 Annual General Meeting (AGM). The votes represented 33.79% of the company's outstanding capital.

Addex shareholders approved the 2023 annual report, the 2023 annual financial statements, the appropriation of the results as well as the compensation report (the latter in a consultative vote). All motions regarding the compensation of the board of directors and the executive management were also approved. In addition, discharge was granted to the members of the board of directors and the executive management for their activities during the business year 2023.

Dr. Vincent Lawton was re-elected as member and chairman of the board of directors and member of the compensation committee; Dr. Raymond Hill was re-elected as member of the board of directors and member of the compensation committee; and Dr. Roger Mills, Mr. Tim Dyer, Mr. Jake Nunn and Dr. Isaac Manke were re-elected as members of the board of directors.

BDO SA were re-elected as the auditors for the 2024 business year and Robert P. Briner, attorney-at-law, was re-elected as the independent voting rights representative until the 2025 Annual General Meeting.

Addex shareholders also approved the amendments of the Articles of Association related to the increase of the capital band, the increase of the conditional share capital and other amendments required by the revised corporate law, including matters related to shareholders and general meetings, the additional attributions of the board of directors, the additional limits related to the compensation of the board and executive management, and the new definition of mandates outside the group allowed for members of the board of directors.

The detailed agenda can be found on Addex’s website at https://www.addextherapeutics.com/en/investors/general-meetings/

About Addex Therapeutics:
Addex Therapeutics is a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders. Addex’s lead drug candidate, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals Inc., has recently completed a Phase 2 clinical study for the treatment of epilepsy. The Company’s second clinical program, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in dyskinesia associated with Parkinson’s disease and post-stroke/TBI recovery. Addex partnership with Indivior on GABAB PAM is advancing multiple drug candidates through clinical candidate selection for substance use disorder. Under the agreement with Indivior, Addex is advancing an independent GABAB PAM program for chronic cough through clinical candidate selection. Addex also holds a 20% share in a private company, Neurosterix LLC which is advancing a portfolio of allosteric modulator programs including M4PAM for schizophrenia, mGlu7NAM for stress related disorders and mGlu2NAM for mild neurocognitive disorders. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol “ADXN” on each exchange. For more information, visit www.addextherapeutics.com

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com

Addex Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the intended use of proceeds of the offering. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2023, as filed with the SEC on April 18, 2024, the final prospectus supplement and accompanying prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.